Filed by Oaktree Strategic Income II, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934
Subject Company: Oaktree Strategic Income II, Inc.
Commission File No. 814-01281
File No. of Related Registration Statement: 333-267988

OAKTREE
OAKTREE STRATEGIC INCOME II, INC.
YOUR VOTE IS
VERY IMPORTANT
MATERIAL REQUIRING YOUR
IMMEDIATE ACTION ENCLOSED

OAKTREE
OAKTREE STRATEGIC INCOME II, INC.
MERGER PROPOSED—YOUR VOTE IS URGENTLY NEEDED
Our Board of Directors unanimously recommends that you respond to this solicitation by voting FOR the proposal described in the enclosed proxy materials.
Dear Shareholder,
We are pleased to invite you to participate at the Special Meeting of Stockholders of Oaktree Strategic Income II, Inc. (“OSI2”), to be held virtually on January 20, 2023 at 10:30 a.m., Pacific Time, at the following website: www.virtualshareholdermeeting.com/OSI22023SM. Your participation is urgently needed to approve the proposal outlined in the proxy materials previously sent to you. At the meeting, you will be asked to consider and vote on a proposal related to our proposed merger with Oaktree Specialty Lending Corporation (“OCSL”).
We believe the proposed merger between OSI2 and OCSL is a compelling combination that will provide multiple benefits to shareholders of OSI2. We believe that the merger:
Enhances Value: The merger is expected to be accretive to the net investment income and dividends to OSI2 stockholders
Access to Liquidity: OSI2 stockholders will gain access to liquidity in an established, listed BDC with a successful track record
Increases Scale: The combined company will have more than $3 billion of total assets and over $1.5 billion of net assets, making it a top ten publicly traded BDC by assets (adjusted for the merger as of September 30, 2022)
Will Result in a Seamless Portfolio Integration: The combination of two known investment portfolios with significant investment overlap will help to facilitate a seamless portfolio integration
Improves Access to Debt Capital: The larger scale of the combined company may improve access to more diverse, lower cost soures of debt capital
In support of the transaction, Oaktree Fund Advisors, LLC, the external manager of OSI2 and OCSL, has agreed to waive a total of $9 million of base management fees over two years after the merger closes.
Your vote and participation are very important to us, no matter how many or few shares in OSI2 you own. Your prompt response will help us meet shareholder approval requirements before the meeting, thereby reducing the risk of postponement. If you have any questions about voting, please call our proxy solicitor, Broadridge, at 1-844-670-2136.
Thank you for your continued support of OSI2.
Sincerely,
Armen Panossian
Chairman, Chief Executive Officer & Chief Investment Officer
Mathew Pendo
President
FOUR WAYS TO VOTE
ONLINE
PHONE
QR CODE
MAIL
WWW.PROXYVOTE.COM Please have your proxy card in hand when accessing the website. There are easy-to-follow directions to help you complete the electronic voting instruction form.
WITHOUT A PROXY CARD Call 1-844-670-2136 Monday to Friday, 9:00 a.m. to 9:00 p.m. ET to speak with a proxy specialist.
WITH A PROXY CARD Call 1-800-690-6903 with a touch-tone phone to vote using an automated system.
WITH A SMARTPHONE Vote by scanning the Quick Response Code or “QR Code” on the Proxy Card/VIF enclosed.
VOTE PROCESSING Mark, sign and date your ballot and return it in the postage-paid envelope provided.
PROXY QUESTIONS? Call 1-844-670-2136

OAKTREE
OAKTREE STRATEGIC INCOME II, INC.
Our records indicate that you have not yet voted your shares.
The special stockholder meeting will be held on January 20, 2023. Whether or not you plan to attend, your vote is very important. You can vote your shares by internet, telephone, or mail.
Simply follow the instructions on the enclosed form. For your convenience, we’ve highlighted where you can find your unique
Control Number. If you have any questions or need assistance, please call 1-844-670-2136.
FOUR WAYS TO VOTE
ONLINE
WWW.PROXYVOTE.COM Please have your proxy card in hand when accessing the website. There are easy-to-follow directions to help you complete the electronic voting instruction form.
PHONE
WITHOUT A PROXY CARD Call 1-844-670-2136 Monday to Friday, 9:00 a.m. to 9:00 p.m. ET to speak with a proxy specialist. WITH A PROXY CARD Call 1-800-690-6903 with a touch-tone phone to vote using an automated system.
QR CODE
WITH A SMARTPHONE Vote by scanning the Quick Response Code or “QR Code” on the Proxy Card/VIF enclosed.
MAIL
VOTE PROCESSING Mark, sign and date your ballot and return it in the postage-paid envelope provided.
NOTE: This is not an actual Control Number. Please refer to the proxy card for your unique Control Number.
NOTE: This is not an actual Control Number. Please refer to the voting instruction form for your unique Control Number.

Forward-Looking Statements

Some of the statements in this communication constitute forward-looking statements because they relate to future events, future performance or financial condition or the proposed merger between OSI2 and OCSL (the “Merger”). The forward-looking statements may include statements as to: future operating results of OSI2 and OCSL and distribution projections; business prospects of OSI2 and OCSL and the prospects of their portfolio companies; and the impact of the investments that OSI2 and OCSL expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this communication involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the closing of the Merger; (ii) the expected synergies and savings associated with the Merger; (iii) the ability to realize the anticipated benefits of the Merger, including the expected elimination of certain expenses and costs due to the Merger; (iv) the percentage of OSI2 and OCSL stockholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Merger may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that stockholder litigation in connection with the Merger may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment, including the impacts of inflation and rising interest rates; (x) risks associated with possible disruption in the operations of OSI2 and OCSL or the economy generally due to terrorism, war or other geopolitical conflict (including the current conflict between Russia and Ukraine), natural disasters or the COVID-19 pandemic; (xi) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xii) conditions in OSI2’s and OCSL’s operating areas, particularly with respect to business development companies or regulated investment companies; (xiii) general considerations associated with the COVID-19 pandemic; and (xiv) other considerations that may be disclosed from time to time in OSI2’s and OCSL’s publicly disseminated documents and filings. OSI2 has based the forward-looking statements included in this communication on information available to it on the date of its first use of this communication, and OSI2 assumes no obligation to update any such forward-looking statements. Although OSI2 undertakes no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that OSI2 or OCSL may make directly to you or through reports that OSI2 and OCSL in the future may file with the Securities and Exchange Commission (“SEC”), including the Joint Proxy Statement and the Registration Statement (each as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

In connection with the Merger, OCSL has filed with the SEC a registration statement on Form N-14 (the “Registration Statement”) that includes a joint proxy statement of OCSL and OSI2 (the “Joint Proxy Statement”) and a prospectus of OCSL. The Joint Proxy Statement and the final prospectus of OCSL was mailed to stockholders of OCSL on or about December 1, 2022. The Registration Statement and the Joint Proxy Statement contain important information about OSI2, OCSL, the Merger and related matters. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. STOCKHOLDERS OF OSI2 ARE URGED TO READ THE JOINT PROXY STATEMENT AND REGISTRATION STATEMENT, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OSI2, OCSL, THE MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov and, for documents filed by OCSL, from OCSL’s website at http://www.oaktreespecialtylending.com.

Participants in the Solicitation

OSI2, its directors, certain of its executive officers and certain employees and officers of Oaktree and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about the directors and executive officers of OSI2 is set forth in the Joint Proxy Statement, which was filed by OCSL with the SEC on November 30, 2022. OCSL, its directors, certain of its executive officers and certain employees and officers of Oaktree and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about the directors and executive officers of OCSL is set forth in the Joint Proxy Statement, which was filed by OCSL with the SEC on November 30, 2022. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the OSI2 and OCSL stockholders in connection with the Merger is set forth in the Joint Proxy Statement. The Joint Proxy Statement may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this communication is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in OSI2, OCSL or in any fund or other investment vehicle managed by Oaktree or any of its affiliates.